

November 24, 2010

Mr. J. Daniel Speight
Chief Financial Officer
State Bank Financial Corporation
415 East Paces Ferry Road, North East
Suite 200
Atlanta, Georgia 30305

>   **Re: State Bank Financial Corporation**
>   **Registration Statement on Form 10-12G and Form 10-12G/A**
>   **Filed October 29, 2010 and November 5, 2010**
>   **File No. 000-54056**

Dear Mr. Speight:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to include updated financial information through the period ended September 30, 2010 in your next amendment.

2.   Please revise to provide the information required by SAB Topic 1:K as it relates to the acquisition of NorthWest Bank and Trust in your next amendment.

3.   Given the significant number of FDIC assisted transactions in which the company has entered into to date, please revise to discuss whether the FDIC has performed any "loss sharing" examinations to date addressing the results.

Item 1. Business

July 2009 Offering and Acquisitions, page 2

4.   Please revise the discussion of the change of control transaction referred to in the first paragraph to briefly disclose the events leading up to the transaction. Also, please clarify, as you do on the first page of your MD&A section, that as a result of the acquisitions the bank underwent a significant change from a small community bank to a much larger commercial bank.

Credit Administration and Loan Review, page 12

5.   Please revise to address the results, if any, of any reviews performed by the third party loan review specialist, which was hired in September of 2010.

Item 1A. Risk Factors

General

6.   We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

A further adverse change in real estate market values may result in losses…, page 25

7.   If available for your market area, or a large segment of it, please provide statistics, for example from the Case-Shiller index, regarding declines in property values over the last two years. In addition, disclose what percentage of the property underlying your loans is located in your market area.

If, over the next three years, we are unable to replace the revenue, page 25

8.   Please revise to clarify why you might be unable to replace your acquired loans with new performing loans and other sources of income.

We may be exposed to difficulties in combining the operations of acquired institutions…, page 26

9.   Please revise this risk factor to reflect the fact that you are faced with the challenges of integrating the operations of 9 separate banks.

Although we may seek to list our shares on a national exchange…, page 34

10.   Please revise this risk factor to clarify your intention with respect to applying to list your shares on a national exchange or seeking to have the shares quoted on a quotation service.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Industry Guide III

11.   Please revise to include the applicable industry Guide III information for each of your individual FDIC assisted acquisitions in accordance with Staff Accounting Bulletin Topic 1:K or address in detail why this information has not been provided.

Allowance for Loan Losses, page 58

12.   We note your disclosure that the estimate of loan fair values may be adjusted for a period of up to one year due to changes in estimates of expected future cash flows. The disclosure further indicates that if you have materially underestimated the loan losses inherent in the loan portfolio at each of the acquisition dates, you will retroactively reduce or eliminate the gain or adjust goodwill recorded on each acquisition and if this determination has been made, after one year the additional losses will be reflected as a provision for loan losses. Please address the following so that we may have a better understanding of your accounting:

- Tell us how the company evaluates whether the reasons for any changes in fair value are the result of a measurement period adjustment (e.g. an updated appraisal) as opposed to a change in estimate which is due to changes in the facts and circumstances that affect that estimate;
- Address how the use of a one year timeframe for determining changes in estimates is in accordance with ASC Topic No. 805;
- Tell us whether you have made any adjustments to the loan fair values as a result of any changes in estimate since the date of each of the respective FDIC assisted transactions;
- Address the reasons or potential facts or circumstances which lead to the change in estimate; and
- Tell us what consideration you have given to disclosing sufficient relevant information addressing why there may be a change in estimate resulting in an adjustment to previously recorded loan fair values.

Non-Performing Assets, page 61

13.   We note your discussion of Non-performing Assets on page 61.   Regarding your
        valuation of collateral dependent impaired loans, please tell us and revise to disclose the
        following for both Covered and Non-Covered loans:

        •   Your policy for valuing collateral dependent loans;
        •   How and when you obtain updated third-party appraisals and how this impacts your
            amount and timing of your quarterly and annual periodic loan provision(s) and
            charge-offs;
        •   Quantify your collateral dependent loans;
        •   The typical timing surrounding the recognition of a loan as non-performing, when
            you order and receive an appraisal, and the subsequent recognition of any provision
            or related charge-off. In this regard, tell us if there have been any significant time
            lapses during this process; and
        •   How you account for any partially charged-off loans subsequent to receiving an
            updated appraisal. In this regard, specifically tell us your policies regarding whether
            or not these loans return to performing or remain non-performing status, in addition to
            whether or not any of the terms of the original loans have been modified (e.g. loan
            extension, changes to interest rates, etc.).

Item 5. Directors and Executive Officers, pages 73-75

14.   For each officer, please revise to state when he began his current position. Refer to Item
        401(b) of Regulation S-K.

15.   State the term of office for each director and any period(s) during which he has served as
        such. Refer to Item 401(a) of Regulation S-K.

Item 6. Executive Compensation, page 75

16.   Please provide a subheading for the Compensation Discussion and Analysis.

Compensation Committee Interlocks and Insider Participation, page 83

17.   We note your disclosure that you did not have a compensation committee as of December
        31, 2009. Please identify each officer and employee of the registrant, and any former
        officer of the registrant, who, during the last completed fiscal year, participated in
        deliberations of the registrant's board of directors concerning executive officer
        compensation. Refer to Item 407(e)(4)(ii) of Regulation S-K.

18.   Please confirm that only the four named executives receive total compensation greater
        than $100,000 or otherwise tell the staff why only four executives are listed. Refer to

Item 402(a)(3)(iii) and Instruction 1 to Item 402(a)(3). Note that the definition of executive officer in Rule 3b-7 is fairly expansive and is intended to be read broadly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, staff accountant, at (202) 551-3294 or Marc Thomas, senior accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Counsel

cc.   (facsimile only)
       Mr. J. Brennan Ryan, Esq.
       Nelson Mullins Riley & Scarborough LLP
       (404) 322-6050